UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2008.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: February 13, 2008                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

FEBRUARY 13, 2008                              TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


     o CENTRASIA JOINS BARRICK AND PUMA MINERALS IN SEARCH FOR PLATINUM GROUP METALS IN THE KOLA PENINSULA

     o GROUND GEOPHYSICAL SURVEYS IDENTIFY POTENTIAL PGM DRILL TARGETS ON ITS 100% OWNED TSAGA PROPERTY AND INITIATES 1,200 METRE DRILL PROGRAM

VANCOUVER, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") announces that drilling has started on its 100% owned, Tsaga Platinum Group Metals ("PGM") prospect on the Kola Peninsula, Russia. The Tsaga property covers an area of 1,970 square kilometres and is adjacent to the north border of Barrick Gold Corporation's (TSX:ABX) Federova Tundra PGM deposit (13M+ oz. Pd eq),
Consolidated Puma Minerals Corp.'s (TSXV:CPW) East Pansky deposit, and Pana PGM's North Reef PGM deposits. Geophysical surveys completed by Centrasia during the summer and fall of 2007, consisting of 159 line kilometres of combined IP/resistivity and ground magnetics have identified a potential zone of sulfide mineralization in a layered ultramafic intrusion.

Previous work in the area consisted of a Soviet era aeromagnetic survey that identified a strong magnetic anomaly which was tested by drilling that identified a layered ultramafic intrusive containing a strata bound titaniferous magnetite deposit. The newly identified potential sulfide zones have not been not drill tested and are in layers separate from the previously identified titaniferous magnetite deposit. Centrasia's local geological staff, which is proficient in the geology of the area, feels that this represents an excellent exploration opportunity analogous to several other PGM deposits in Russia. A 1,200 metre drill program is to commence at Tsaga.

Chairman Cary Pinkowski states: "Concurrent with our ongoing drill program and resource estimate at our Souker Nickel project, we are eager to advance the Tsaga prospect in this world-class platinum metal province. With property of 1,970 square kilometres and Barrick's Federova Tundra testing zones in close proximity to our property boundary, we are excited to move forward."

All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ CARY PINKOWSKI
__________________
Cary Pinkowski
Chairman

    The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

[GRAPHIC OMITTED][GRAPHIC OMITTED]


Map prepared by the Company February 13, 2008 showing property location on the Kola Peninsula, Russia. Legend shows Major Cities, Platinum/Palladiam Projects, Major Mines, Smelter/Mill, and Power Plant.


Please see PDF of News Release to view.